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February 15, 2013
FILED VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Stadion Investment Trust (the “Trust”)
File No. 333-186105
Response to Staff’s Comments on Registration Statement filed on Form N-14

Ladies and Gentlemen:

Mr. Vincent DiStefano of the staff of the Securities and Exchange Commission (the “Commission”) recently contacted the Trust by telephone to provide comments on the Trust’s registration statement on Form N-14 (the “Registration Statement”).  The following are the comments provided and the Trust’s response to each:

SHAREHOLDER LETTER

1.           Please replace “ETFOX” with “Aviemore Fund” and “New Stadion Fund” with “Stadion Fund” throughout the Registration Statement.

RESPONSE:   We have revised the document to reflect your request.

2.           If there will be a difference in the level of discretion that Mr. Paul Frank has as Portfolio Manager of the Stadion Fund as compared to his discretion as Portfolio Manager of the Aviemore Fund, please disclose these differences.

RESPONSE:   The following disclosure has been added: “Following the Reorganization, the Stadion Fund will be managed by a portfolio management team consisting of Paul M. Frank, Brad A. Thompson and William McGough.  The portfolio management team will make investment decisions collectively, and therefore Mr. Frank, although an important member of the portfolio management team, will not have sole investment decision-making authority with respect to the Stadion Fund like he has with respect to the Aviemore Fund.”

QUESTIONS AND ANSWERS

1.           In the third bullet point under “Operational and Marketing Efficiencies” in the answer to Question 2, on page Q-1, you state that “The costs of additional services (e.g., printing, technology, research, and more) will likely be lowered and/or the services will likely be made more efficient for the Stadion Fund as the Stadion Trust’s services are consolidated and included in group purchasing initiatives.” (emphasis added)  Please revise this to say that the costs of services “may” be lowered.

RESPONSE:   The requested change has been made.

2.           If the Fund’s investment adviser has the ability to recoup any advisory fees waived or expenses reimbursed to the Fund pursuant to the Expense Limitation Agreement referenced in the second paragraph of the answer to Question 3 on page Q-2, include the terms of such recoupment.

RESPONSE:   The following disclosure has been added regarding the investment adviser’s ability to recoup expenses reimbursed or waived under the Expense Limitation Agreement: “Any waiver or reduction of fees or expenses by Stadion under the Expense Limitation Agreement is subject to repayment by the Stadion Fund within the three fiscal years following the year in which such waiver or reduction occurred, if the Stadion Fund is able to make the payment without exceeding the 1.70% expense limitation.”

3.           Confirm that the Aviemore Fund will not sell securities from its portfolio in anticipation of the reorganization, since this may result in adverse tax consequences to the Aviemore Fund shareholders.

RESPONSE:   We confirm that the Aviemore Fund will not sell securities from its portfolio in anticipation of the reorganization.

4.           Please revise the answer to Question 8 on page Q-3 to state that Stadion will pay all of the expenses related to the Reorganization. Please include an estimate of the Reorganization expenses.

RESPONSE:   The disclosure has been revised as requested to read as follows: “Stadion will pay all of the expenses related to the Reorganization.”  Additionally, we have added the following disclosure: “Stadion expects the expenses of the Reorganization to be approximately $110,000.”

PROXY STATEMENT AND PROSPECTUS

1.           Please explain what is meant by and the importance of “a copy of a communication between the SEC and Stadion” as described in the second paragraph under “Reasons for the Reorganization and Board Deliberations” on page 1.

RESPONSE:   The disclosure has been revised and now states “(iii) a copy of a letter from the SEC to Stadion reflecting the results of its most recent on-site SEC examination”.

2.           Please explain why the Aviemore Fund and the Stadion Fund will have “substantially similar principal investment strategies” as described in the third paragraph under “Reasons for the Reorganization and Board Deliberations” on page 1, as opposed to identical principal investment strategies.  Similarly, explain why the Stadion Fund will be a “substantially similar investment product” to the Aviemore Fund, as described in the third paragraph under “Reasons for the Reorganization and Board Deliberations” on page 1, as opposed to an identical investment product.

RESPONSE: The following disclosure has been added in the Synopsis under “Comparison of the Aviemore Fund and the Stadion Fund – Investment Objectives and Principal Investment Policies” on page 3:

Stadion expects that, while the Stadion Fund will have substantially similar principal investment strategies to the Aviemore Fund and the Stadion Fund will be a substantially similar investment product to the Aviemore Fund, there will be some differences in the manner and nature of the implementation of the Stadion Fund’s investment strategy as compared to the Aviemore Fund.  The most significant difference will be that the Stadion Fund, following the Reorganization, will have a portfolio management team consisting of Paul M. Frank, Brad A. Thompson and William McGough, whereas Mr. Frank is the sole portfolio manager of the Aviemore Fund.  The portfolio management team of the Stadion Fund will make investment decisions collectively, and therefore Mr. Frank will not have sole investment decision-making authority with respect to the Stadion Fund like he has with respect to the Aviemore Fund.  Further, Stadion expects that the implementation of the Stadion Fund’s investment strategy will differ from that of the Aviemore Fund to the extent that the portfolio management team of the Stadion Fund takes advantage of the additional research and other resources to which Stadion has access.

3.           In the first paragraph under “Investment Objectives and Principal Investment Policies” on page 2, it states that “Although the Aviemore Fund indicates it is a non-diversified portfolio, it has actually been diversified for some time.”    Please disclose for how long the Aviemore Fund has been diversified.

RESPONSE:   The disclosure has been revised to reflect that the Aviemore Fund has been diversified since 2004.

 4.           Please highlight, under “Investment Objectives and Principal Investment Policies” on page 2, any differences with respect to how the Stadion Fund intends to implement its investment strategy as compared to the Aviemore Fund.

RESPONSE:   Please see our response to Question 2, above.

5.           Please explain why shareholders of the Aviemore Fund are receiving Class I shares of the Stadion Fund, considering that the Stadion Fund also offers Class A and Class C shares.

RESPONSE:   Shareholders of the Aviemore Fund are receiving Class I shares of the Stadion Fund in the Reorganization because Class I shares, unlike Class A and Class C shares of the Stadion Fund, are not subject to any sales load or 12b-1 fee.

6.           Please disclose the risks to the Aviemore Fund shareholders associated with the compensation package being offered by Stadion to Mr. Paul Frank.

RESPONSE:   The following disclosure has been added under “Principal Risk Factors” on page 4:

Risks Related to the Reorganization.

Because Paul M. Frank will receive certain compensation from Stadion following the Reorganization, as described below under “Investment Adviser and Portfolio Manager - Portfolio Management Team”, Mr. Frank has a conflict of interests in recommending to the Board of Trustees of the Aviemore Funds that they approve the Reorganization. For additional information regarding the compensation package being offered to Mr. Frank by Stadion, see “Information about the Aviemore Fund and the Stadion Fund – Investment Adviser and Portfolio Manager”, below.

7.           Under Section II, “Principal Risk Factors”, beginning on page 4, please highlight the differences between the risks of investing in the Aviemore Fund as compared to the Stadion Fund.

RESPONSE:   We believe that the addition of the “Risks Related to the Reorganization” addressed above and the tabular, side-by-side format of the presentation of the principal risks of the Aviemore Fund compared to the Stadion Fund adequately highlight the differences between the risks of investing in the Aviemore Fund as compared to the Stadion Fund.

8.           Please explain why no risk factor regarding investments in money market funds is included for the Aviemore Fund under Section II, “Principal Risk Factors”, on page 8.

RESPONSE:   The risks of investing in money market mutual funds were not disclosed in the Aviemore Fund prospectus.

9.           Please arrange the fee tables under “Section III – Comparison Fee Tables and Examples” beginning on page 9 so that the fee tables for the Aviemore Fund and the Stadion Fund are side-by-side.

RESPONSE:   The tables have been arranged as requested.

10.           Please explain what accounts for the 0.49% of Other Expenses under the fee table for the Stadion Fund on page 10, considering that the Aviemore Fund had no Other Expenses.

RESPONSE:   The Aviemore Fund has no expenses to list in the fee table under Other Expenses because the Aviemore Fund operates under a unified fee structure, whereas the Stadion Fund operates under an expense limitation agreement.

11.           Please confirm that the figures set forth in the Example table for the Aviemore Fund on page 10 are accurate.

RESPONSE:   The figures have been revised and are now accurate.

12.           In the third paragraph under “IV. The Proposed Plan and Resulting Reorganization – A. Summary of the Proposed Reorganization” on page 11, it states that “Generally, the assets transferred by the Aviemore Fund to the Stadion Fund will include all investments held in the Aviemore Fund’s portfolio at the time of the Reorganization and all other assets of the Aviemore Fund as of such time.”  (emphasis added)  Please explain what assets will not be transferred, or revise the disclosure to indicate that all assets of the Aviemore Fund will be transferred to the Stadion Fund in the Reorganization.

RESPONSE:   The disclosure has been revised to reflect that all assets of the Aviemore Fund will be transferred to the Stadion Fund in the Reorganization.

13.           In Section F, Comparison of Shareholder Rights, please highlight the differences between the rights afforded shareholders of an Ohio business trust as compared to shareholders of a Delaware statutory trust.

RESPONSE:   The section “Comparison of Shareholder Rights” has been revised and now reads as follows (new text underlined):

“F. Comparison of Shareholder Rights

Set forth below is a discussion of the material similarities and differences in the rights of shareholders of the Aviemore Fund versus the rights of shareholders of the Stadion Fund.

Governing Law. The Aviemore Fund is organized as a series of the Aviemore Funds. The Stadion Fund is organized as a separate series of the Stadion Trust. The Aviemore Funds is organized as an Ohio business trust, while the Stadion Trust is organized as a Delaware statutory trust.  The Aviemore Fund and the Stadion Fund are authorized to issue an unlimited number of shares of beneficial interest. The operations of the Aviemore Fund and the Stadion Fund are governed by their respective trust instrument, by-laws, and applicable state law.

Shareholder Meetings. Neither Ohio nor Delaware law requires the Aviemore Funds or the Stadion Trust, respectively, to hold annual meetings of shareholders, and generally, the Aviemore Funds and Stadion Trust will hold shareholder meetings only when specifically required by federal or state law or their respective governing documents.  Under the governing documents for the Aviemore Funds, a special meeting of the shareholders may be called by shareholders holding not less than 25% of the then outstanding shares of the Aviemore Funds, and shareholders must be given not less than 7 days’ notice of any shareholder meeting.  Under the governing documents for the Stadion Trust, a special meeting of the shareholders may be called by shareholders holding not less than 20% of the then outstanding shares of the Stadion Trust, and shareholders must be given not less than 10 but not more than 90 days’ notice of any shareholder meeting. Both the Aviemore Funds and the Stadion Trust require a quorum of greater than a majority of outstanding shares. As a result of the differences discussed in this section, shareholders under the Stadion Trust are able to call a shareholder meeting with fewer votes than those required with respect to the Aviemore Funds.

Shareholder Liability. Under both Delaware and Ohio law, trustees and shareholders of a statutory trust are generally afforded by statute the same limited liability as their corporate counterparts and are permitted liberal indemnification rights. The risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which both inadequate insurance existed and the fund or the fund’s investment advisor was unable to meet its obligations.  The governing documents for the Aviemore Funds provide that any shareholder or former shareholder of the Aviemore Funds shall not be held to be personally liable for any obligation or liability of the Aviemore Funds solely by reason of being or having been a shareholder and not because of such shareholder’s acts or omissions or for some other reason, and the Aviemore Funds is required to indemnify shareholders and former shareholders against losses and expenses incurred in connection with proceedings relating to his or her being or having been a shareholder of the Aviemore Funds and not because of his or her acts or omissions. The Stadion Trust does not contain such a provision.  Both the Aviemore Funds and the Stadion Trust are required to indemnify their respective trustees and officers against liabilities and expenses incurred in connection with proceedings relating to their positions as officers or trustees, except under certain limited circumstances relating to the culpability of such officers or trustees.  As a result of the differences discussed in this section, shareholders of the Aviemore Fund are entitled to additional indemnification rights from the Aviemore Funds as compared to shareholders of the Stadion Fund.

Series Liability.  Under Ohio law, the liabilities of an Ohio business trust shall extend to the whole of the trust estate held by such trustee or trustees.  Under Delaware law, if the governing instrument of a Delaware statutory trust which is a registered investment company under the 1940 Act creates one (1) or more series, and if separate and distinct records are maintained for any such series and the assets associated with any such series are held in such separate and distinct records (directly or indirectly, including through a nominee or otherwise) and accounted for in such separate and distinct records separately from the other assets of the statutory trust, or any other series thereof, and if the governing instrument so provides, and notice of the limitation on liabilities of a series as referenced in this sentence is set forth in the certificate of trust of the statutory trust, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable against the assets of such series only, and not against the assets of the statutory trust generally or any other series thereof, and, unless otherwise provided in the governing instrument, none of the debts, liabilities, obligations and expenses incurred, contracted for otherwise existing with respect to the statutory trust generally or any other series thereof shall be enforceable against the assets of such series.  As a result of the differences discussed in this section, shareholders of the Stadion Fund may be more greatly protected against liability for the debts and obligations of other series of the Stadion Trust than shareholders of the Aviemore Fund may be against liabilities for debts and obligations of other series of the Aviemore Funds if the Aviemore Funds were to add additional series.

Board of Trustees. Each of the Aviemore Fund and the Stadion Fund is a series of a trust with a Board of Trustees. The composition of the Board of Trustees of the Aviemore Funds is different from that of Stadion Trust, both in terms of membership and size.

For more information, refer to the August 27, 2012 statement of additional information for the Aviemore Fund and the statement of additional information of Stadion Trust, dated October 1, 2012, amended December 30, 2012, which are incorporated by reference into this Proxy Statement/Prospectus.

14.           Please complete the capitalization table on page 14.

RESPONSE:   The capitalization table has been completed, as of January 31, 2013, as follows:

	Aviemore Fund	Stadion Fund	Pro Forma Combined
Class I
Aggregate Net Assets	$23,323,359.99	$0	$23,323,359.99
Shares Outstanding	2,397,289.387	0	2,397,289.387
Net Asset Value Per Share	$9.73	$0	$9.73

15.           Confirm that the Stadion Fund does not intend to seek exemptive relief from the 3% statutory limitation on investments in other investment companies.

RESPONSE:   We confirm that the Stadion Fund does not intend to seek exemptive relief from the 3% statutory limitation on investments in other investment companies.

16.           Please include on page 24, rather than incorporate by reference, a discussion regarding the Aviemore Fund’s policy with respect to dividends and distributions and the tax consequences of an investment in the Aviemore Fund’s shares and highlight any differences between the Aviemore Fund and the Stadion Fund.

RESPONSE:   A discussion regarding the Aviemore Fund’s policy with respect to dividends and distributions and the tax consequences of an investment in the Aviemore Fund’s shares has been added on page 24.  We do not believe there are any differences to highlight with respect to this section, since each fund is subject to the same tax rules and requirements with respect to dividends, distributions and tax consequences.

17.           Please include on page 25, rather than incorporate by reference, a discussion regarding the Aviemore Fund’s distribution arrangements and highlight any differences between the Aviemore Fund and the Stadion Fund.

RESPONSE:   A discussion regarding the Aviemore Fund’s distribution arrangements has been added on page 25.  We do not believe there are any differences to highlight with respect to this section.

EXHIBIT C - COMPARISONS OF THE FUNDAMENTAL AND
NON-FUNDAMENTAL POLICIES OF
THE AVIEMORE FUND AND THE NEW STADION FUND

1.          Please include, adjacent to the Stadion Fund’s fundamental investment policy regarding borrowing money, a narrative explaining the limitations imposed on borrowing under the Investment Company Act of 1940.

RESPONSE:  The following disclosure has been added, adjacent to the Stadion Fund’s fundamental investment policy regarding borrowing money: “The 1940 Act presently allows a fund to borrow from any bank (including pledging, mortgaging or hypothecating assets) in an amount up to 33 1/3% of its total assets (not including temporary borrowings not in excess of 5% of its total assets).”

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We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to such filings;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact Jeffrey Skinner at 336-607-7512 if you have any questions.

Very truly yours,

/s/ Jud P. Doherty

Jud P. Doherty, President